Exhibit 21.1

Subsidiaries of FS Investment Corporation

Name of Subsidiary	State of Incorporation or Organization

FSIC Investments, Inc.	Delaware

Hamilton Street Funding LLC	Delaware

IC American Energy Investments, Inc.	Delaware

IC Altus Investments, LLC	Delaware

IC Arches Investments, LLC	Delaware

IC Northern Investments, LLC	Delaware

Locust Street Funding LLC	Delaware

Race Street Funding LLC	Delaware